NSAR ITEM 77C


Van Kampen American Capital Comstock Fund


(a)     A Special Meeting of Shareholders was held on October 25, 1996.


(b) The election of Trustees of Van Kampen American Capital Comstock Fund (the "Fund") included:

        None


(c)     The following were voted on at the meeting:



        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

               For     44,672,317               Against     1,425,613


        2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

               For      39,568,992               Against     1,918,924


        4) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

               For     45,449,732               Against     743,492